Exhibit 99.d.4.

KEELEY FUNDS, INC.

FIRST AMENDMENT TO THE INVESTMENT ADVISORY AGREEMENT

This first amendment to the investment advisory agreement dated December 31, 2008 (the “Agreement”) is entered into by Keeley Investment Corp. (“the “Adviser”) and Keely Funds, Inc. on behalf of Keeley Small Cap Value Fund (respectively, the “Corporation” and the “Fund”).

WHEREAS, the Adviser has agreed to include additional breakpoints to the investment advisory fee charged to the Fund under the Agreement.

NOW, THEREFORE, the parties agree that:

A.                                   Article 4 of the Agreement shall be amended as follows:

“4.                                For the services to be rendered and the charges and expenses to be assumed and to be paid by the Adviser hereunder, the Fund shall pay to the Adviser, effective February 1, 2008, an advisory fee at the following annual rates:

•                                         1.00% of the first $1 billion of net assets;

•                                         0.90% for net assets over $1 billion and under $6 billion;

•                                         0.80% for net assets over $6 billion and under $8 billion;

•                                         0.70% for net assets over $8 billion and under $10 billion;

•                                         0.60% for net assets over $10 billion.

The fee should be calculated daily and paid monthly on or before the 15th day immediately following each month.”

B.                                     The Adviser represents and warrants that the above change in the breakpoint schedule of advisory fees will not result in any reduction in services of the Adviser to the Fund, and will not have any adverse effect on the Fund or its shareholders.

C.                                     In the event that this modification shall be deemed to be an amendment to the Agreement requiring shareholder approval, then in lieu thereof, this instrument shall constitute a waiver by the Adviser of that portion of the fee as per the above fee schedule.  This waiver shall be irrevocable so long as the Agreement remains in effect, unless and until the Agreement is amended with the approval of the shareholders of the Fund.

Date:	January 9, 2009

Keeley Funds, Inc.		Keeley Asset Management Corp.

/s/ John L. Keeley, Jr.		/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President		John L. Keeley, Jr., President